

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 11, 2017

Alan Collier
Chief Executive Officer
Endonovo Therapeutics, Inc.
6320 Canoga Avenue, 15th Floor
Woodland Hills, CA 91367

   Re: **Endonovo Therapeutics, Inc.**
         Preliminary Proxy Statement on Schedule 14C
         Filed December 8, 2016
         File No. 000-55453

Dear Mr. Collier:

   We completed our review of your filing on December 21, 2016. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Erin K. Jaskot, *for*

                              Suzanne Hayes
                              Assistant Director
                              Office of Healthcare and Insurance